UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AMERICAN SCIENTIFIC RESOURCES, INCORPORATED

Common Stock, par value $0.0001

    CUSIP # 029441300

December 28, 2011

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[  ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 1 of 4

1.	Name of Reporting Person

Southridge Partners II LP

I.R.S. Identification Nos. of above persons (entities only). 52-2090686

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 5,116,694

Number of
Shares
Beneficially	6.	Shared Voting Power 5,116,694
Owned by
Each
Reporting
Person	7.	Sole Dispositive Power 5,116,694
With:

	8.	Shared Dispositive Power 5,116,694

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.999%

12.	Type of Reporting Person PN

CUSIP No.	13G	Page 2 of 4

ITEM 1   (a)            NAME OF ISSUER    American Scientific Resources, Incorporated

 (b)           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES  125 NW 11th Street, Boca Raton, FL 33432

ITEM 2    (a)           NAME OF PERSON FILING    Southridge Partners II LP

                 (b)           ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

          90 Grove Street, Ste 206, Ridgefield CT 06877

 (c)           CITIZENSHIP

          United States of America

 (d)           TITLE OF CLASS OF SECURITIES

          Common Stock, Par Value $0.0001

 (e)           CUSIP NUMBER

          029441300

ITEM 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act
(b)	[ ] Bank as defined in section 3(a)(6) of the Act
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940
(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No.	13G	Page 3 of 4

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box   [   ]

ITEM 4	OWNERSHIP

(a)           Amount beneficially owned:    Reporting Person is the beneficial owner of 5,114,988 shares of common stock. In addition, Reporting Person holds Issuer’s convertible notes in the aggregate principal amount of $127,200. The Notes may not be converted into common stock such that the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Reporting Person also owns Warrants that may be exercised into 125,000 shares of Issuer’s common stock. The Warrants may not be exercised such that the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time.  Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

(b)           Percent of class:  9.99%

(c)           Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 5,116,694

(ii) Shared power to vote or to direct the vote:  5,116,694

(iii) Sole power to dispose or to direct the disposition of: 5,116,694

(iv) Shared power to dispose or to direct the disposition of: 5,116,694

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ]

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
N/A

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
N/A

CUSIP No.	13G	Page 4 of 4

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Southridge Partners II LP __________________________________ By: Stephen Hicks Its: President of the General Partner Date: December 30, 2011